UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exchange Offer and Consent Solicitation

On August 29, 2016, Intelsat S.A. issued a press release announcing that Intelsat S.A.’s indirect wholly-owned subsidiary, Intelsat Jackson Holdings S.A., commenced (A) subject to the terms and conditions set forth in a confidential offering memorandum (the “Offering Memorandum”), a private offer to exchange any and all of its $141,798,000 outstanding principal amount of 6.625% Senior Notes due 2022 (the “2022 Notes”) held by eligible holders for cash and newly issued 8.00% Senior Secured Notes due 2024 (the “Exchange Offer”), and (B) subject to the terms and conditions set forth in a consent solicitation statement (the “Consent Solicitation Statement”) and an accompanying consent letter (the “Consent Solicitation”), a solicitation of consents (the “Consents”) from all holders of the 2022 Notes to proposed amendments to the indenture governing the 2022 Notes (the “2022 Indenture”), which would, among other things: (i) eliminate substantially all of the restrictive covenants and certain events of default pertaining to the 2022 Notes, and (ii) waive any defaults or events of default existing under the 2022 Indenture as of the time the requisite consents are obtained and the supplemental indenture memorializing the proposed amendments is executed and/or arising from the Consent Solicitation or the Exchange Offer.

Furnished as Exhibit 99.1 and incorporated herein by reference is a copy of the press release announcing the Exchange Offer and Consent Solicitation.

The information contained in this report shall be deemed to be incorporated by reference into the Offering Memorandum, dated August 29, 2016, with respect to the Exchange Offer, and into the Consent Solicitation Statement, dated August 29, 2016, with respect to the Consent Solicitation.

Support Agreement

On August 29, 2016, certain holders of 2022 Notes (the “Supporting Holders”), who collectively held, as of such date, approximately $78.4 million aggregate principal amount of 2022 Notes (approximately 55.3% of the aggregate principal amount outstanding), entered into a support agreement (the “Support Agreement”) with Intelsat Jackson Holdings S.A., whereby such Supporting Holders, subject to the terms and conditions set forth in the Support Agreement, agreed to (A) tender their 2022 Notes in the Exchange Offer and (B) deliver Consents with respect to their 2022 Notes.

Furnished as Exhibit 99.1 and incorporated herein by reference is a copy of the press release announcing the Exchange Offer and Consent Solicitation, which contains more information about the Support Agreement.

(d) Exhibits.

Exhibit No.	Document Description

99.1	Press Release, dated August 29, 2016, entitled “Intelsat Announces Exchange Offer and Consent Solicitation of Certain Notes of Intelsat Jackson Holdings S.A.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2016	INTELSAT S.A.

	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President and Chief Financial Officer

Exhibit No.	Document Description

99.1	Press Release, dated August 29, 2016, entitled “Intelsat Announces Exchange Offer and Consent Solicitation of Certain Notes of Intelsat Jackson Holdings S.A.”